SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------



                        AMENDMENT NO. 2 TO SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                                NTS-PROPERTIES VI
                                (Name of Issuer)


                                NTS-PROPERTIES VI
                        (Name of Person Filing Statement)


                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                                    62942E407
                      (CUSIP Number of Class of Securities)


                     J.D. Nichols, Managing General Partner
                          NTS Properties Associates VI
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)


                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066


                                  June 25, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                               AMENDMENT NO. 2 TO
                 ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                                  INTRODUCTION

         This Amendment No. 2 dated October 8, 1999 supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission on June 25, 1999 by NTS Properties VI (the "Partnership"), as amended August 27, 1999, regarding the offer of the Partnership and ORIG, LLC, a Kentucky limited liability company, (the "Affiliate" and, collectively with the Partnership, the "Offerors") to purchase in the aggregate up to 1,000 limited partnership interests in the Partnership. A copy of the Offer to Purchase dated June 25, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

         Under the original terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on August 31, 1999. By Press Release dated August 23, 1999, the Offerors announced their intention to: (i) increase the Purchase Price to $370 per Interest; and (ii) extend the Expiration Date of the Offer to September 30, 1999. Amendment No. 1 to the Original Statement, reflecting these changes, was filed on August 27, 1999. As of September 30, 1999 a total of 2,801 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,000 Interests and all 2,801 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 500 of these Interests. The Affiliate purchased 2,301 of these Interests. By Press Release dated October 6, 1999, the Offerors announced: (i) that the Offer had terminated as of September 30, 1999, as originally scheduled; and (ii) the final results of the Offer.

         This Amendment constitutes the final amendment to the Original Statement in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction D to Schedule 13E-4. This Amendment supplements and amends the Original Statement to include the information required under General Instruction C to Schedule 13E-4.

Item 3.  Purpose  of  the  Tender  Offer and Plans or Proposals of Issuer of the
         -----------------------------------------------------------------------
         Affiliate
         ---------

         (d) Mr. Richard L. Good, who was the Vice Chairman and former President of NTS Capital Corporation and NTS Development Company, retired effective September 3, 1999.

Item 4.  Interest in Securities of the Issuer.
         -------------------------------------

          Except for the purchase of 2,801 Interests by the Offerors as of September 30, 1999, pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, Mr. Nichols or Mr. Lavin, the Affiliate or any other associate or subsidiary of any such person.

Item 9.  Material to be Filed as Exhibits.
         ---------------------------------

         The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:

         (a)(8)   Press Release by the Offerors dated October 6, 1999.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 8, 1999                  NTS-PROPERTIES VI, a Maryland limited
                                          partnership.

                                          By:    NTS - PROPERTIES ASSOCIATES VI,
                                                 General Partner

                                          By:      /s/ J.D. Nichols
                                                   ----------------
                                                   J.D. Nichols,
                                                   Managing General Partner

                                    EXHIBITS



Exhibit
Number                                   Description
------                                   -----------
(a)(8)              Press Release by the Offerors dated October 6, 1999.

                                                                  Exhibit (a)(8)







              Press Release by the Offerors dated October 6, 1999.

      NTS-PROPERTIES VI AND ORIG, LLC ANNOUNCE EXPIRATION OF TENDER OFFER.

         Louisville, Kentucky October 6, 1999. NTS-Properties VI (the "Partnership")announced today that the tender offer of the Partnership and ORIG, LLC, an affiliate of the Partnership (collectively with the Partnership, the "Offerors") for up to 1,000 Limited Partnership Interests in NTS-Properties VI, which commenced on June 25, 1999, and was amended on August 23, 1999, expired on September 30, 1999.

         The final results of the Offer are as follows: As of September 30, 1999, a total of 2,801 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,000 Interests, and all 2,801 Interests were accepted. The Partnership repurchased 500 Interests at a price of $370 per Interest, pursuant with the amended Offer; ORIG, LLC purchased 2,301 Interests at a price of $370 per Interest. Limited Partners whose Interests were purchased as of September 30, 1999 were granted rescission and withdrawal rights through the expiration date of September 30, 1999.